Exhibit 12.1
Ratio of Earnings to Fixed Charges and Preference Dividends
Updated through March 31, 2009
(dollars in millions)

	Six Months Ended March 31,	Twelve Months Ended September 30,
	2009	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges and preference dividends	4.6	3.6	5.7	5.5	8.2	11.7

EARNINGS BEFORE INCOME TAXES	$275.6	$473.2	$434.2	$356.6	$388.7	$347.8

FIXED CHARGES:(1)
Interest Expense (includes Deferred Financing Amortization)	74.7	181.3	91.2	77.9	52.4	30.8
Estimated Interest on Operating Leases (imputed rate of 8%)	1.1	2.1	2.1	2.0	1.9	1.7

TOTAL FIXED CHARGES(1)	75.8	183.4	93.3	79.9	54.3	32.5

EARNINGS BEFORE INCOME TAXES PLUS FIXED CHARGES	$351.8	$657.2	$527.5	$436.5	$443.0	$380.3

(1)   The Company was not required to pay any preference security dividend for the periods indicated.